Mail Stop 4561

February 10, 2009

By U.S. Mail and Facsimile to (787) 767-7913

Ms. Maria Calero
Senior Executive Vice President and Chief Compliance Officer
Santander Bancorp
207 Ponce de Leon Avenue
Hato Rey, Puerto Rico 00917

      RE: **Santander Bancorp**
                   Form 10-K for the Fiscal Year Ended December 31, 2007 and
                   Form 10-Q for the Period Ended September 30, 2008
                   File No. 001-15849

Dear Ms. Calero:

We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief